August 5, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:  John Reynolds, Assistant Director

                  Division of Corporate Finance

Re: Shackelford Pharma Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 20, 2020
File No. 024-11206

Ladies and Gentlemen:

Set forth below, on behalf of our client Shackelford Pharma Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 31, 2020 (the "Comment Letter"), with respect to the Company's Amendment No. 2 to Offering Statement on Form 1-A submitted to the Commission on July 20, 2020.

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Amendment No. 2 to Offering Statement on Form 1-A filed on July 20, 2020

CBD & Nutraceutical Products, page 38

1. We note your response to prior comment 1 and your definition of nutraceutical, including that nutraceuticals are generally considered to have potential physiological benefits and are sometimes referred to as "medical foods", "designer foods", "phytochemicals", "functional foods" or simply "nutritional supplements". Please revise to explain how describing your products as nutraceuticals complies with the Federal Food, Drug and Cosmetic Act. In this regard, we note your disclosure on page 24 that "[b]ecause CBD is the subject of public drug trials and is in an FDA-approved drug, the FDA takes the position that it is unlawful under the FFDCA to introduce food containing added CBD into interstate commerce, or to market CBD as, or in, dietary supplements, regardless of whether the substances are hemp-derived (the "Drug Exclusion Rule)."

U.S. Securities and Exchange Commission August 5, 2020 Page 2

Response: The Company acknowledges the comment and advises Staff that the Company recognizes the term "nutraceutical" is a colloquial term used by participants in the CBD industry to describe a wide range of products. The Company further recognizes that there is no standard definition for the term nutraceutical and that it is not a recognized term by or under the rules and regulations of the U.S. Food and Drug Administration. As a result, in order to avoid any confusion on the part of investors or potential non-compliance by the Company with the Federal Food, Drug and Cosmetics Act the Company has revised the Offering Statement to remove references to the term nutraceutical as a descriptor of the Company's CBD products.

* * * * *

The Company hereby advises, or acknowledges to, Staff that:

• The Dalmore Group LLC ("Dalmore"), a FINRA/SIPC registered broker-dealer (CRD#136352) has been engaged by the Company to provide broker-dealer services in connection with the Offering. The Company understands that FINRA has provided a "no objections letter" to the compensation arrangement between the Company and Dalmore.

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

• The Company is aware of its continuous reporting obligations under Rule 257 of Regulation A upon qualification by Staff of the Regulation A Registration Statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Mark Godsy, Chief Executive Officer

Shackelford Pharma Inc.